UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
     000-27783
CUSIP NUMBER
     928366103

(Check One):	☒Form 10-K ☐Form 20-F ☐ Form 11-K ☐ Form 10-Q [☐Form 10-D
☐ Form N-SAR ☐Form N-CSR
For Period Ended:    December 31, 2011
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction (on back page) Before Preparing Form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VISTA INTERNATIONAL TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

5151 E 56th Ave, Suite 101
Address of Principal Executive Office (Street and Number)

Commerce City, Colorado 80022
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Vista International Technologies, Inc. was unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 within the prescribed time period because of delays in obtaining, compiling and reviewing, business and financial data necessary to complete the Company’s financial statements for the year ended December 31, 2011 and the related management’s discussion and analysis due to a recent management transition arising from the resignation of the Company’s Chief Executive Officer (the principal executive and financial officer) and controller, and the engagement of a new Chief Executive Officer (the principal executive and financial officer) in February 2012

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Timothy Ruddy	(303)	690-8300
(Name)	(Area Code)	(Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X ] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The figures in the disclosure below are estimated.

The Company anticipates that its full year 2011 revenues from its tire fuel processing operations will reflect an decrease to approximately $467,000, compared to approximately $571,000 for the twelve months ended December 31,2010.  This decrease was due to lower tire volumes at the facility.

The Company also estimates an increase in our cost of goods sold for our tire fuel processing operations of $208,000, from approximately $343,000 for the twelve months ended December 31, 2010 to approximately $551,000 for the twelve months ended December 31, 2011.  Overall, the increase in cost of goods sold is mainly due to an increase in operating costs at the facility, primarily hauling costs associated with maintaining our regulatory compliance.

We estimate a significant increase in our interest expense of approximately $168,000, from approximately $92,000 for the twelve months ended December 31, 2010 to approximately $260,000 for the twelve months ended December 31,2011,.  This increase is due to an increase in average outstanding borrowings from 2010 to 2011 and interest expense related to the issuance of a convertible note in December of 2011.
As a result of the above, net loss is expected to increase significantly for the year ended December 31, 2011 compared to the net loss for the year December 31, 2010.  However, the final adjustments needed to complete the Company’s annual financial statements will determine the Company’s results of operations for the year ended December 31, 2011. These final adjustments have not been completed, and, accordingly, a reasonable estimate of the anticipated net loss increase cannot be made at this time.

VISTA INTERNATIONAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30,2012	Company Name

	By:	/s/Tim Ruddy
	Name:	Tim Ruddy
	Title:	Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).